Betsy Peck

1210 Lake Club Drive

Greensboro, Georgia 30642

Mr. David Sobelman

Chief Executive Officer and Chairman of the Board

Generation Income Properties, Inc.

401 East Jackson Street

Tampa, FL 33602

Dear Dave,

Please accept this letter as notification of my resignation as a board of director at Generation Income Properties (GIPR), effective December 31, 2024.

It has been my honor to serve as a director at GIPR for four years with this exceptional group of real estate experts who embody service, integrity and commitment.

I will be spending more time with family and while I will not be a board member I will remain vested in GIPR and am only a phone call away.

All the best,

/s/ Betsy Peck

_____________________

Betsy Peck